COMMONWEALTH OF VIRGINIA STATE CORPORATION COMMISSION January 2, 1992

The State Corporation Commission has found the accompanying articles submitted on behalf of

MAPCOM SYSTEMS, INC.

to comply with the requirements of law. Therefore, it is ORDERED that this

CERTIFICATE OF MERGER

be issued and admitted to record with the articles in the office of the Clerk of the Commission.

MAPCOM SYSTEMS, INC.

are merged into MAPCOM SYSTEMS, INC. (formerly MAPCOM ACQUISITION CORP.), which will continue to be a corporation existing under the laws of the State of VIRGINIA with the corporate name MAPCOM SYSTEMS, INC.. The existence of all non-surviving corporations will cease, according to the plan of merger.

The certificate is effective on January 2, 1992.

STATE CORPORATION COMMISSION By Thomas P. Harwood, Jr. _________ Thomas P. Harwood, Jr. Commissioner
A TRUE COPY TESTE:
William J. Bridge Clerk of the Commission